UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE ACTIVE NETWORK, INC.

(Name of Subject Company (Issuer))

ATHLACTION HOLDINGS, LLC

ATHLACTION MERGER SUB, INC.

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND III, L.P.

VISTA EQUITY PARTNERS FUND IV, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

Brian Sheth

Athlaction Holdings, LLC

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach

Sarkis Jebejian

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following is a press release issued by The Active Network, Inc.

ACTIVE Network to be Acquired by Vista Equity Partners

ACTIVE Network Stockholders to Receive $14.50 per Share in Cash in Transaction Valued at Approximately $1.05 Billion

SAN DIEGO, CALIF. – September 30, 2013 – ACTIVE Network (NYSE: ACTV), the leader in cloud-based Activity and Participant Management™ (APM) solutions, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses, in an all cash transaction valued at approximately $1.05 billion.

Under the terms of the agreement Vista will commence a tender offer to acquire all of the outstanding shares of ACTIVE’s common stock for $14.50 per share in cash, representing a premium of approximately 111% to ACTIVE’s year to date average closing stock price. The ACTIVE Board of Directors unanimously recommends that ACTIVE stockholders tender their shares in the tender offer.

“This announcement represents a very positive event for our stockholders and allows ACTIVE to build on its success to date,” said Jon Belmonte, Interim CEO of ACTIVE Network. “We believe the partnership with Vista will position us to execute on our strategy and further enhance our industry leadership. For our customers, we will continue to focus on delivering the strongest product offerings through our advanced technology platform,” concluded Mr. Belmonte.

“ACTIVE Network’s leadership position in cloud-based Activity and Participant Management™ (APM) solutions make it a highly attractive investment for us,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are looking forward to working with the ACTIVE team and continuing to drive the next phase of ACTIVE’s growth.”

Any shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, expiration or termination of any waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under Vista’s financing agreements and other customary closing conditions. ACTIVE expects the transaction to close before the end of the fourth quarter of 2013. Upon the completion of the transaction, ACTIVE will become a privately held company.

Citi is serving as financial advisor to ACTIVE. BofA Merrill Lynch is serving as financial advisor to Vista. DLA Piper LLP (US) is acting as ACTIVE’s legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. BofA Merrill Lynch, RBC Capital Markets, and BMO Capital Markets Corp. have agreed to provide debt financing in connection with the transaction.

For further information regarding the terms and conditions contained in the definitive merger agreement, please see ACTIVE’s Current Report on Form 8-K, which will be filed in connection with this transaction.

ACTIVE Network plans to release its third quarter earnings after market close on Wednesday, October 30, 2013 and does not intend to hold a conference call to discuss earnings given the announced sale of the company.

About ACTIVE Network

ACTIVE Network is the leading provider of Activity and Participant Management™ solutions. Our technology platform makes managing and operating all types of activities, events and organizations smarter and more efficient. We power over 55,000 global customers and build leading vertical technology applications for the markets we serve. Our leading ACTIVE Works cloud platform scales with our customers, large and small. ACTIVE Network was founded in 1999, is headquartered in San Diego, California, and has offices worldwide. For more information, please visit: http://www.activenetwork.com or follow us @ACTIVENetwork.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Notice to Investors

The tender offer for the outstanding common stock of ACTIVE referred to in this press release has not yet commenced. This press release is not an offer to purchase or a solicitation of an offer to sell shares of ACTIVE’s common stock. The solicitation and the offer to purchase shares of ACTIVE’s common stock will only be made pursuant to an offer to purchase and related materials that Vista intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Vista will file a Tender Offer Statement on Schedule TO with the SEC, and at the same time or soon thereafter ACTIVE will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF ACTIVE ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the investor relations department of ACTIVE at 10182 Telesis Court, San Diego, California 92121, by telephone at (858) 964-3834 or by email at PR@ACTIVEnetwork.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of ACTIVE stockholders who may tender their stock in the tender offer, the possibility that various closing conditions for the transaction may not be satisfied or waived, and general economic and business conditions. ACTIVE does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that ACTIVE’s business will suffer due to uncertainty related to the transaction, the competitive environment in ACTIVE’s industry and competitive responses to the transaction. Further information on factors that could affect ACTIVE’s financial results is provided in documents filed by ACTIVE with the SEC, including ACTIVE’s most recent filings on Form 10-Q and Form 10-K.

###

©2013 The Active Network, Inc. All rights reserved. ACTIVE Network is a trademark of The Active Network, Inc. All other trademarks are the property of their respective owners.

Media Contact:	Investor Contact:

Kristin Carroll, ACTIVE Network	Brinlea Johnson, The Blueshirt Group
Kristin.Carroll@ACTIVEnetwork.com	Brinlea@BlueshirtGroup.com
1-858-964-3834	1-212-331-8424

Allise Furlani, The Blueshirt Group
Allise@BlueshirtGroup.com
1-212-331-8433

The following email was sent to all employees of The Active Network, Inc. on September 30, 2013.

ACTIVE Network Acquisition

Employee Communication – Email Communication

September 30, 2013

SUBJECT: ACTIVE Network to be Acquired by Vista Equity Partners

Team,

I’m excited to share some great news that continues to build on the positive momentum we’ve created over the past several of months.

This morning, we announced that ACTIVE Network has entered into a definitive agreement to be acquired by Vista Equity Partners, a leading private equity firm focused on investments in software, data and technology-enabled businesses.

We expect this transaction to close by the end of 2013. Until then, we remain a public company and it is important that we retain our focus on operational excellence.

We will keep you informed of key developments as we move towards completing the transaction. As new information is available, it will be posted on ACTIVExperience.

I will host an All Staff call Monday at 9 am PST to provide more information and answer questions we know you may have. Details will be sent shortly in a meeting invitation.

As a reminder, it is important that we speak with one voice. Should you receive any inquiries from the media, please refer them to Kristin Carroll at (858)964-3834 or kristin.carroll@ACTIVENetwork.com. Talking points for our employees, customers, and partners will be distributed after our meeting this morning.

Thanks and talk with you soon,

The following communication was sent to all employees of The Active Network, Inc. on September 30, 2013.

ACTIVE Network Acquisition

Employee Communication – Q&A

September 30, 2013

1. What was announced?

ACTIVE Network has entered into an agreement whereby ACTIVE Network will be acquired by Vista Equity Partners for $14.50 per share in cash in a transaction valued at approximately $1.05 billion.

2. Who is acquiring ACTIVE Network?

Vista Equity Partners is a leading Private Equity Investment firm, based in San Francisco, Chicago, and Austin, with over $7 billion in capital under management. They are focused on investing in leading software, data, and technology-enabled businesses led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support so their companies may realize their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. Vista has made over 95 investments in enterprise software, data, and technology-enabled companies totaling over $22 billion in aggregate value, with leading positions in a number of specific industry segments. Vista has acquired more software, data and technology business than any other strategic or financial buyer in the last 18 months. The aggregate size of Vista’s investments makes them one of the top 20 largest software companies in the world.

3. Why was this transaction approved?

ACTIVE Network’s board of directors determined the transaction was in the best interest of the company and its stockholders. We are committed to maximizing shareholder value and believe this transaction provides substantial, immediate value to our stockholders at a premium to the market price of our stock.

4. Is this good for ACTIVE Network?

This transaction is good for ACTIVE Network’s employees and its customers. Once the transaction closes, instead of being a public company, we will be a private company owned by Vista Equity Partners. As a private company, ACTIVE Network will have greater flexibility to pursue its long-term strategy and continue to drive product and service excellence with a partner that shares these goals. Additionally, Vista will provide capital, operational best practices and strategic insight, to help ACTIVE grow its industry leadership.

5. When will the transaction be completed? What needs to happen before the transaction can close?

We expect the transaction to close before the end of 2013. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt by Vista of funding under its financing agreements and other customary closing conditions. We don’t anticipate any issues with these requirements, and ACTIVE and Vista are committed to closing this deal on a timely basis.

More Information: A special section on ACTIVE Experience will provide updated communications and other resource material related to the agreement ACTIVE Network has signed. Employees can also submit questions through the site.

6. Will there be workforce reductions as a result of the transaction?

Throughout the process Vista has communicated a great respect for our company and the team. They recognize the importance of your engagement in the business and with our customers as factors critical to our success. Regardless of ownership, business needs change based on customer needs and market dynamics. We cannot predict the future, but there are currently no plans for a reduction in force as a result of this transaction.

7. Who will lead the company?

We expect the current leadership team at ACTIVE Network will remain in place at least through the close of the transaction. We will update you if there are any meaningful changes to the leadership team before then.

8. What should employees do while the transaction is pending?

Until the transaction closes, we will continue to operate as a public company and continue with our FY13 strategic goals and serving our customers as we do today. We must retain a laser focus on delivering against our current operating commitments and goals…“it’s business as usual”.

About Private Companies

9. What does it mean to cease to be a public company and to become a private company?

In general, becoming a privately owned company should have little effect on our day-to-day responsibilities or how we conduct business. Most things will continue to be the same: we must constantly focus on serving our customers and being an innovative and growing company that is also known for a commitment to excellence.

Going private means that ACTIVE Network’s stock will no longer be publicly traded on the stock market and we will have fewer public reporting obligations. The public trading of our stock will cease on the date the transaction closes. Additionally, we would not be required by law to publically disclose earnings reports each quarter.

10. What are the benefits of being a private company?

Being private can significantly increase the business’s flexibility in strategic decisions regarding long-term investments for growth. That is particularly important as we develop the Activity and Participant Management space where we are transforming the way our customers do business over time.

Public companies are challenged to manage to the short term for their quarterly earnings reports, while also managing to the long term for investors who are looking for long-term value.

11. What will happen to ACTIVE Network equity that employees may hold, such as the Employee Stock Purchase Plan and restricted stock units?

Vista is purchasing ACTIVE Network at a price of $14.50 per share. Upon completion of the transaction, all outstanding unvested stock options and restricted stock units (“RSUs”), including RSUs with time based vesting, RSUs with performance vesting and those RSUs in the form of market stock units (or MSUs), will become fully vested. Employees will then receive cash for the cancellation of their outstanding and unexercised options equal to the $14.50 for each option share less the applicable exercise price. Holders of outstanding RSUs will receive $14.50 for each share subject to the outstanding RSU. Of course, ACTIVE Network will have to make the necessary tax reporting and withholdings from the proceeds of the transaction.

The current offering period(s) under the ESPP will end prior to the closing of the transaction. Participants will purchase stock at the purchase price of their respective programs. The shares will then be purchased by Vista for $14.50 per share. ACTIVE Network will have to make the appropriate tax reporting for the sale of these shares, and if applicable, the necessary tax withholdings from the proceeds of that transaction.

The ESPP program will not be continued.

We will provide more details in special communications in the next few days. All details will also be posted on ACTIVExperience.

12. Will this impact my salary?

We do not anticipate any change to salaries or to cash bonus programs at this time.

13. What will happen to my health and welfare benefits?

We anticipate that Active Network employees will remain on their existing benefits, employee plans and programs.

About the Acquiring Firm

14. Does Vista know our business, our strategy and culture?

The Vista team is comprised of technology industry experts, with many investments in this market. As part of their due-diligence process, principals and representatives of Vista thoroughly researched our company, products, customers, reputation and culture. Additionally, they met face-to-face with our leadership teams across each market we serve.

You can find out more about Vista Equity Partners here.

Communication Plans

15. What do I tell my customers and partners?

Specific talking points and written communications will be provided to help you with communication to our customers and partners. If you receive any questions that are not covered in our formal Q&A or that you are unable to answer, please elevate to your manager. We have an escalation chain to ensure that we effectively talk to all customers, prospects, and partners. Managers all the way up to our executives are available, as necessary.

16. What should I say if contacted by people outside of the company?

It is likely that today’s news may generate increased interest from members of the media and other third parties and it is important that we continue to speak with one voice. The SEC (Securities and Exchange Commission) has very specific communications standards related to a transaction like this, and it is extremely important that we follow these guidelines. Accordingly, if you receive any calls or requests for information from media or investors, please immediately refer them to:

Kristin Carroll

Vice President, Corporate Marketing

Kristin.carroll@ACTIVENetwork.com

858.964.3834

This FAQ is not an offer to purchase or a solicitation of an offer to sell shares of ACTIVE’s common stock. The tender offer for the outstanding common stock of ACTIVE referred to in this FAQ has not yet commenced. The solicitation and the offer to purchase shares of ACTIVE’s common stock will only be made pursuant to an offer to purchase and related materials that Vista intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Vista will file a Tender Offer Statement on Schedule TO with the SEC, and at the same time or soon thereafter ACTIVE Network will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. YOU ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME

AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

You may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the investor relations department of ACTIVE Network at 10182 Telesis Court, San Diego, California 92121, by telephone at (858) 964-3834 or by email at PR@ACTIVEnetwork.com.

The following document was made available to all employees of The Active Network, Inc. on September 30, 2013.

ACTIVE Network Strategic Alternatives

Customer / External Partner Talking Points

September 30, 2013

As you know, earlier today we announced that ACTIVE Network entered into an agreement to be acquired by Vista Equity Partners.

The talking points and email are designed to ensure our customers receive consistent information about this announcement.

Customer Communication Process:

•	Work with your manager to determine the proper method of communication with your customers, prospects and partners. It is important that our customers hear this news directly from us but also note that we anticipate that this will have a limited impact on our day-to-day operations.
•	We have a coordinated communications plan to reach our various constituents. Letters and emails have been prepared for partners and customers. These can be found on our intranet. These letters have been approved for distribution.
•	Please discuss only the facts as they have been presented – do not improvise or deviate from the messages. There will likely be questions for which you do not have the answer. Please do not speculate or offer your own opinion.
•	If you receive questions that go beyond the scope of the talking points or if an issue is raised that needs to be escalated, please tell your manager. If necessary SVP/GM leaders will engage the executive team, who will be available to support external communication.

Talking Points

•	Today, we announced that ACTIVE Network entered into an agreement to be acquired by Vista Equity Partners, a leading private equity firm focused on investing in software, data and technology-enabled businesses. Upon completion of the transaction, ACTIVE NETWORK will become a private company.

•	As a private company, ACTIVE Network will have greater flexibility in executing on our goals. This transition allows us to take a longer-term view and invest in our technology platform and solutions.

•	I would like to emphasize that we anticipate that this announcement will have a limited impact on our day-to-day operations or our commitment to you.

•	We expect the ACTIVE Network Executive Management to continue to lead the company.

•	Our relationship with you continues to be our top priority, and we are committed to providing the same exceptional service and solutions that our customers have come to expect of us.

•	Today’s announcement will likely result in increased attention in ACTIVE Network – from the media, the investment community and others. Please remember that anything other than an official Company statement is nothing more than rumors or speculation.

•	Thank you for your continued support of ACTIVE.

# # #

The following email was sent to all customers of The Active Network, Inc. on September 30, 2013.

ACTIVE Network Acquisition

Customer Email Copy

September 30, 2013

Note: Work with your manager to determine the proper method of communication with your customers, prospects and partners. We have a coordinated communications plan to reach our various constituents. The below email has been prepared for partners and customers. This email has been approved for distribution.

As a valued customer (potential customer/partner), I wanted to inform you personally that today ACTIVE Network entered into an agreement to be acquired by Vista Equity Partners. The details of this announcement can be found in the attached press release. Additionally, we wanted to share some perspective on how this news will affect you.

Vista is a leading private equity firm focused on investing in software, data, and technology-enabled businesses. Vista’s expertise, operational discipline, and best practices will support ACTIVE Network’s continued growth.

Upon completion of the transaction, ACTIVE NETWORK will become a private company. As a private company, ACTIVE Network will have greater flexibility in executing on our goals. This transition allows us to take a longer-term view and further invest in the strength of our technology platform and solutions.

We are truly inspired by our customers (partners), and want to assure you that we will continue to serve you diligently. We expect ACTIVE Network Executive Management to continue to lead the company. Our entire team remains focused on operational excellence to ensure that we move forward without interruption during our transition to a private company.

As always, thank you for your business.

Best,